Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

July 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed July 17, 2023

File No. 001-40206

Dear Ms. Beukenkamp and Mr. Field:

On behalf of CF Acquisition Corp. VIII (the “Company” or “CF VIII”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 24, 2023 regarding the Company’s Amendment No. 2 to preliminary proxy statement on Schedule 14A, File No. 001-40206, filed with the Commission on July 17, 2023 (the “Prior Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Prior Proxy Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of XBP Europe

Results of Operations

Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page 205

1.	Please address the following:

●	Provide further insight in regard to the reductions in revenues attributable to lower volumes. Discuss whether this is a known trend and your expectations of this continuing or improving. Refer to Item 303(b)(2)(ii) of Regulation S-K.

●	Given the percentage decrease in revenue outpaced the percentage decrease in cost of revenue for the quarter ended March 31, 2023 and cost of revenue as a percentage of revenue for the same quarter increased 9.4% compared to the comparative prior period, revise to provide the underlying trends, factors, events, or transactions that caused the change in the relationship between costs and revenues, and expand on how the revenue mix affected the changes in cost of revenue.

Response: In response to the Staff’s comment, the disclosure on page 205 of the Amendment has been revised.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VIII
Willkie Farr & Gallagher LLP